HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

August 16, 2005

Division of International Corporate
Securities and Exchange Commissic
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Turkiye Garanti Bankasi

Re: Strategic sale of Garanti Bank

There have been no new developments that will necessitate us to make another public announcement at this stage and that the news on the Turkish daily press dated August 16th does not reflect the truth.

Yours sincerely,

Olca Erdost	Funda Gungor
Vice President	Senior Vice President
Corporate Strategy, Business Development & Investor Relations	Corporate Strategy, Business Development & Investor Relations

dlw 8/22

HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

August 16, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

It has been decided to start negotiations on the sale of Garanti Bank's 24.11% stake in Tansaş Perakende Mağazacılık Ticaret A.Ş to Migros Türk Ticaret A.Ş., and its affiliate Koç Holding A.Ş. An exclusivity agreement has been signed between the parties on August 15, 2005.

Yours sincerely,

Olca Erdost	Funda Gungor
Vice President	Senior Vice President
Corporate Strategy, Business Development	Corporate Strategy, Business Development
& Investor Relations	& Investor Relations